FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number: 001-12568

BBVA Banco Francés S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “BBVA Banco Frances reports consolidated fourth quarter earnings for fiscal year 2002” dated February 20, 2003

CONTACT:

María Elena Siburu de López Oliva
Investor Relations Manager
Phone: (5411) 4341 5035
E-mail: mesiburu@bancofrances.com.ar

María Adriana Arbelbide
Investor Relations
Phone: (5411) 4341 5036
E-mail: marbelbide@bancofrances.com.ar

February 20, 2003

BBVA BANCO FRANCES (NYSE; BFR.N; BCBA:FRA.BA; LATIBEX: BFR.LA) REPORTS CONSOLIDATED FOURTH QUARTER EARNINGS FOR FISCAL YEAR 2002

Executive summary

•	Net income for the fourth quarter of fiscal year 2002 accounted for a $265 million loss, totaling a $1,242 million loss for the present fiscal year. It is important to note that Net income for the present fiscal includes more than $1,950 million charges stemming from a strong provisioning policy of Banco Frances to protect against the negative effects derived from the country’s deep economic crisis and the impacts of the conversion into pesos. In that sense, during fiscal year 2002, Banco Francés has accounted for $650 million provisions for loan losses and corporate senior debt purchased and $25 million provisions for Other banking receivables (trustees). In addition, the Bank has provisioned other losses related to a) the refunding of deposits under legal injunctions, b) the difference between CVS (salary index) and CER (Stabilization index) adjustment for certain loans, c) and other losses, for a total amount of approx. $1,300 million. Management believes that the Bank has reached a conservative coverage of expected losses during the present fiscal year.

•	Operating income, before Provision for loan losses, posted a $297 million gain for fiscal 2002. Net financial margin was highly impacted during this fiscal year by the gap among variables affecting financial margin—interest rates, CER and CVS adjustment and currency depreciation—and by the assets and liabilities mismatch in interest rate and in maturity, stemming from the conversion into pesos and from other measures taken by the Government. Fee income decreased, being partly compensated by a reduction in Administrative expenses given strict costs control and the implementation of an important restructuring of the organization to adapt it to the new business profile. Management expects to continue showing positive operating income in the near future, on the back of a more stable environment and of the recovery of the intermediation business.

•	The Bank’s strong commitment to cost control has led to the closure of 70 branches during the fiscal year and personnel reduction of 880 employees. Banco Frances ends FY 2002 with 241 consumer branches and 4,169 employees. The costs tied to this restructuring plan have been absorbed during the year.

•	BBVA Banco Francés is one of the largest Argentine private banks as measured by deposits, as of December 2002. Total deposits at Banco Francés, excluding rescheduled deposits, showed a constant and sustained increase since July, following the market trend. The Bank outperformed the market to end FY2002 with 10.4% market share in deposits and 10.7% market share in new time deposits

•	The Board of Directors expects to find in year 2003 the necessary stable environment for business development. Furthermore, the Bank expects that the Argentine Government will proceed to solve the pending problems of the financial system.

•	In December the Bank completed a rights offering in the local market that strengthened its capital base. The capital stock of BBVA Banco Francés increased from 209,631,892 shares to 368,128,432 shares. Such capital increase was realized by the capitalization of certain eligible assets and cash, totaling approx. $756 million.

•	Following the aforementioned capital increase and, after having absorbed costs related to provisions for losses in risk assets and for other losses and restructuring costs, the Bank ends fiscal year 2002 with a $2 billion Net Worth.

Fourth quarter of Fiscal Year 2002

The fourth quarter of 2002 brought further recovery in economic activity. Industrial production continued to grow, led by exports and import substitution increasing 3.7 % over the third quarter in seasonally adjusted terms. Construction also showed a mild recovery based on home repairs and minor highway paving programs, although activity in the sector still remains 4.4 % below 4Q 2001 depressed levels. In spite of a slightly stronger demand, CPI inflation remained subdued averaging 0.3 % per month in the last quarter of 2002, down from a 2.3% average in the previous quarter.

The improvement in domestic demand reflected in the construction indicators and shopping center sales was spurred by the appreciation of the peso, which led consumers to spend some of their saved dollars and tourists to take advantage of relatively low prices. The dollar, which was quoting at $ 3.76 at the end of September, was priced at $3.36 by the end of the year. During this period, the Central Bank gained more than U$S 500 millions per month on average from FX market intervention as demand for pesos steadily increased. The substantial increase in the monetary base resulting from purchases of international reserves by the BCRA, particularly in December, prompted the monetary authorities to make exchange rate controls more flexible, lifting restrictions on the amount of dollars relative to net worth that banks could hold as well as allowing importers and debtors more freedom in making payments abroad. On the supply side, the minimum amount of exports which had to be sold directly to the Central Bank was raised from U$S 200,000 to U$S 1,000,000, and a significant part of FX trading was once again handled by banks.

Bank liquidity benefited from the strong growth in term deposits which had begun in July. Total term deposits increased by $ 5.7 billion during the fourth quarter while bank reserves grew by $ 2.6 billion, remaining above legal requirements. Loans, however, did not follow this trend since legal uncertainties still prevail within the financial system, in particular pending legal injunctions, a ruling from the Supreme Court on deposit redollarization and postponement of mortgage foreclosures. The higher bank liquidity resulted in a strong reduction in interest rates both at a wholesale and retail levels. This process was led by the Central Bank which increased the average maturity of its short term bills (LEBAC) from 26 to 100 days while reducing interest rates from approx. 50 % in September to 6.8 % in December for a 28 day LEBAC.

Fears of a massive run did not materialize after the lifting of the restrictions set by the so-called corralón, last October, and most recently, in December, when the Ministry of Economy removed all restrictions on sight accounts (“corralito”). As of October 1, deposit holders with savings up to $7,000 could withdraw funds freely. Nonetheless, the recent appreciation of the currency and high interest rates prompted the majority of deposit holders to keep their funds in fixed term deposits. Similarly, last December 2 the Ministry of Economy removed all restrictions on cash withdrawals on demand accounts, and deposits continue to show a positive behavior. Deposit growth in December slowed down due to higher demand for cash due to the holiday period, but in early January deposits started flowing back to the system.

Finally, after 11 months of negotiations, Argentina and the IMF signed a stand-by agreement in January 2003. The agreement rolls over debt maturing until August 2003 (USD 3.8 billion) and awards a stand-by loan (USD 2.98 billion) to service non-renewable maturities falling within the period. The program includes monetary control targets and provides for a consolidated primary fiscal surplus of 2.5 % of GDP for the year. The agreement is positive since it enabled Argentina to avoid a formal default on loans from multilateral institutions and to continue receiving disbursements from the World Bank and the IDB. It also gives the new government, taking office in May, time to restablish international credibility (severely damaged by a year of contract disruption and legal insecurity) before negotiating a longer term agreement to encompass debt maturing after August 2003.

The Business

The Argentine financial crisis prompted the shrinkage of business activities. Accordingly, Banco Francés has redefined its business strategy as well as the products and services offered to clients. Depositors are coming back to the system but credit is still lagging behind. Until the intermediation business recovers critical mass, the Bank’s banking activities will concentrate on providing certain traditional commercial banking services which include the management of means of payment (with emphasis on electronic means), the provision of bank accounts for transactional purposes and operation of credit cards, transactional deposit taking, the provision of credit facilities limited to overdrafts on demand accounts, credit-card financing and notes discounted. The Bank has also developed alternative financial products to replace the traditional intermediation business.

Since the first quarter of 2002 the Bank began to redefine its operating structure to adjust it to the new business profile. The Bank closed branches and reduced the number of employees, implementing strict rationalization measures. Staff was reduced by approximately 880 people during 2002, and some 61 consumer branches plus 7 branches specialized in middle market segment and 2 personal banking branches were closed.

Presentation of Financial Information

It is important to note that:

•	following the devaluation of the peso and an increase in inflation, the Argentine Exchange Commission (CNV) and the Central Bank of Argentina mandated inflation adjustment in all financial statements. According to generally accepted accounting principles in Argentina, financial statements are to be restated to reflect the overall effect of inflation on the purchasing power of the peso using coefficients based on the general wholesale price index (WPI) published by the National Institute of Statistics and Surveys. Inflation adjustment is mandatory whenever the index exceeds the 8% per year level established by the Argentine Federation of Professional Councils in Economic Sciences. During 2002, WPI index grew by 118.2%. However, it is important to note that the December quarter variation was negative by 1.6%

The current crisis has distorted relative prices in the economy during FY 2002. A 41% increase in the CPI compares to 118.2% increase in the WPI, 236.3% devaluation and no increase in salaries. There are no records of such a gap among these variables in the Argentine inflation adjustment system.

•	accordingly and for the sake of comparison, information for previous quarters has been restated in constant Argentine pesos as of December 31, 2002.

•	all foreign currency transactions accounted for at a free exchange rate as of December 31 have been translated into Argentine pesos at the exchange rate of Ps. 3.363 = US$ 1.00 quoted by Banco Nación Argentina on that date.

•	information in this press release is non-audited information that consolidates only banking activities on a line by line basis. The Bank’s interest in the Consolidar Group is accounted for by the equity method; the holdings and results are included in Investments in other companies and Income from equity investments, respectively. Similarly and for the sake of comparison, following the sale of BBVA Banco (Uruguay), last May, figures as of December 2001 are presented in this press release including the Bank’s interest in BBVA Banco (Uruguay) by the equity method.

FOURTH QUARTER EARNINGS

Condensed Income Statement (1) in $ thousands except income per share, income per ADS and percentages	Quarter ended			% Change Qtr ended 12/31/02 vs. Qtr ended
	12/31/02	09/30/02	12/31/01	09/30/02	12/31/01
Net Financial Income	185,863	(126,327)	271,641	-247.13%	-31.58%
Provision for loan losses	45,279	(199,393)	(849,245)	-122.71%	-105.33%
Net income from services	57,834	53,542	147,632	8.02%	-60.83%
Administrative expenses	(223,689)	(130,857)	(271,907)	70.94%	-17.73%
Operating income	65,287	(403,035)	(701,879)	116.20%	-109.30%
Income (loss) from equity investments	14,131	2,912	61,090	385.35%	-76.87%
Income (Loss) from Minority interest	6,308	4,734	1,359	33.24%	364.01%
Other income/expenses	(335,960)	(240,438)	277,655	39.73%	-221.00%
Inflation adjustment	(14,958)	22,878	–	-165.38%	–
Income tax	315	(217)	89,617	-245.45%	-99.65%
Net income for the period	(264,876)	(613,166)	(272,158)	56.80%	-2.68%
Net income per share (2)	-0.72	-2.92	-1.30	75.40%	-44.58%
Net income per ADS (3)	-2.16	-8.77	-3.89	75.40%	-44.58%

(1)	Exchange rate: 3.36 Ps. = 1 US$

(2)	Assumes 368,128,432 ordinary shares outstanding for the quarter ended 12/31/02 and 209,631,892 for the quarters ended 09/30/02 and 12/31/01.

(3)	Each ADS represents three ordinary shares.

Figures of previous quarters were restated in constant pesos as of December 31, 2002, using a WPI of 0.985445 and 2.182099 for September 2002 and December 2001 figures, respectively.

Net income for the fourth quarter of fiscal year 2002 accounted for a $264.9 million loss as compared to a $613.2 million loss registered in the previous quarter. Operating income as of the present quarter amounted to $65.3 million, positively impacted by the reversal of past provisions that partly offset the increase in administrative expenses, also explained by the adjustment on past expenses.

The gain accounted for in Income/loss from Equity Investments is mainly explained by the results of the Consolidar Group and of BBVA Banco (Uruguay), in the December 2001 quarter. The $336 million loss registered in Other income is mainly related to a provision accounted for by the Bank to cover a significant part of the loss coming from the payment to judicial injunctions and other losses. As of the present fiscal year the Bank has accounted for $1.300 million provisions under Other income/expenses, partly compensated by a $300 million gain related to the application of the deferred income tax method.

	Quarter ended			% Change Qtr ended 12/31/02 vs. Qtr ended
in $ thousands except percentages	12/31/02	09/30/02	12/31/01	09/30/02	12/31/01
Return on Average Assets (1)	-6.91%	-15.33%	-5.32%	-54.93%	30.01%
Return on Average Shareholders’ Equity (1)	-59.25%	-131.05%	-49.19%	-54.79%	20.45%
Net fee Income as a % of Operating Income	23.73%	-73.56%	35.21%	-132.26%	-32.60%
Net fee Income as a % of Administrative Expenses	25.85%	40.92%	54.30%	-36.81%	-52.38%
Adm. Expenses as a % of Operating Income (2)	91.79%	-179.79%	64.85%	-151.06%	41.54%

(1)	Annualized

(2)	Adm.Expenses / Net financial income + Net income from services

Net financial Income:

During the December 2002 quarter Net financial income totaled $185.9 million. The average spread of the Bank—an annual 2.8%— continued to be negatively impacted by the gap of macroeconomic variables and the assets and liabilities mismatch stemming from the conversion into pesos and other Government measures. The sharp decrease in the cost of funds—from 43.5% in the previous quarter to 14.9% in the present quarter—was partly offset by the decrease in the CER adjustment applied to a significant part of risk asset—from an annual 38.76% level in the third quarter to an annual 9.75% in the fourth quarter. Furthermore, currency appreciation from $3.73 /US$ by the end of September 2002 to $3.36/US$ as of the end of the present quarter, had also a negative effect in the financial margin. Management expects such effect to reverse in the near future, on the back of a more stable environment that would normalize macroeconomic variables (inflation, interest rate and devaluation) and interest rates to more reasonable comparative levels.

Total loan portfolio:

The chart below shows the composition of the loan portfolio in monthly balances.

	Quarter ended			% Change Qtr ended 12/31/02 vs. Qtr ended
in $ thousands except percentages	12/31/02	09/30/02	12/31/01	09/30/02	12/31/01
Net total loans	8,441,719	8,747,028	14,265,627	-3.49%	-40.82%
Advances	366,322	459,695	1,470,054	-20.31%	-75.08%
Notes discounted and purchased	10,509	20,451	757,935	-48.61%	-98.61%
Consumer Mortgages	503,711	538,384	1,622,700	-6.44%	-68.96%
Personal loans	190,034	229,666	833,197	-17.26%	-77.19%
Credit cards	141,213	136,771	531,699	3.25%	-73.44%
Secured with chattel mortgages	10,221	17,874	64,466	-42.82%	-84.15%
Loans to financial sector	162,727	106,956	795,694	52.14%	-79.55%
Loans to public sector	4,938,966	5,289,561	7,467,996	-6.63%	-33.86%
Other	3,047,621	3,168,312	1,967,841	-3.81%	54.87%
Less: Allowance for loan losses	(929,605)	(1,220,643)	(1,245,955)	-23.84%	-25.39%

Figures of previous quarters were restated in constant pesos as of December 31, 2002, using a WPI of 0.985445 and 2.182099 for September 2002 and December 2001 figures, respectively.

Total loans to the Public sector including CER adjustment and interest decreased from $6.9 billion as of September 2002 to $6.7 billion by the end of the fiscal year. Total exposure including loans and bond portfolio amounts to approx. $9.7 billion as of December 31, 2002, showing an approx. $1 billion decrease as compared to the previous quarter. Such decrease is mainly related to the payment of the acquisition of the necessary BODEN 2012 to be delivered to those depositors who have changed their rescheduled deposits for government bonds.

It is important to note that Public sector loan portfolio will continue to decrease due to the second exchange plan offered to rescheduled deposit holders, expected to end in March 2003

Government and Private Securities

The following chart shows total exposure of the Bank in government and private securities as of December 31, 2002, including repurchase agreement transactions. The decrease in total bond portfolio as compared to the previous quarter is mainly related to the payment with public sector securities of those bonds to be exchanged for rescheduled deposits. This decrease was partly offset by the increase in Compensatory Bond due to the accrediting of an additional 15%; the remaining 15% is registered in Other Banking Liabilities. The Investment account includes the Bono Patriótico for a total amount of US$ 202 million, restated in pesos at the $3.363/US$ exchange rate. The remaining holdings were converted into pesos at $1.4/US$ and are being adjusted by CER.

	Quarter ended			% Change Qtr ended 12/31/02 vs. Qtr ended
in $ thousands except percentages	12/31/02	09/30/02	12/31/01	09/30/02	12/31/01
Holdings	2,319,425	2,573,632	1,613,025	-9.88%	43.79%
Trading	105,614	103,533	755,983	2.01%	-86.03%
Liquidity Requirements	–	–	–	–	–
Investment Accounts	94,985	78,721	9,222	20.66%	930.03%
Investment Accounts (RML)	–	–	–	–	–
Compensatory bond	1,751,417	1,572,872	–	–	–
Other fixed income securities	367,410	818,506	847,820	-55.11%	–

Repurchase Agreements	677,156	742,167	54,374	-8.76%	1145.38%
B.C.R.A. (Reverse repo)	–	–	–	–	–
Trading (Reverse repo)	–	–	–	–	–
Investment Accounts (reverse repo)	677,156	742,167	54,374	-8.76%	1145.38%
Trading (Reverse repo)	–	–	–	–	–

Net Position	2,996,581	3,315,799	1,667,399	-9.63%	79.72%
Trading	105,614	103,533	755,983	2.01%	-86.03%
Investment Accounts	772,140	820,888	63,595	-5.94%	1114.15%
Investment Accounts (RML)	–	–	–	–	–
Compensatory bond	1,751,417	1,572,872	–	11.35%	–
Other fixed income securities	367,410	818,506	847,820	-55.11%	-56.66%

Figures of previous quarters were restated in constant pesos as of December 31, 2002, using a WPI of 0.985445 and 2.182099 for September 2002 and December 2001 figures, respectively.

N.B: The present chart includes 85% of the Compensatory bond—BODEN 2012. The remaining 15% is accounted for in Other banking receivables until its accrediting

Net Position as of December 2002 includes $ 333 million of Private Bonds

Income from Securities and short term investments

	Quarter ended			% Change Qtr ended 12/31/02 vs. Qtr ended
in $ thousands except percentages	12/31/02	09/30/02	12/31/01	09/30/02	12/31/01
Income from securities and short-term investments	(27,142)	35,171	105,692	-177.17%	-125.68%
Trading account	1,928	5,350	–	63.96%
Investment account	13,908	18,377	8,183	-24.32%	69.97%
Compensatory bond	7,275	6,722	–
Other fixed income securities	(50,253)	4,722	97,509	-1164.32%	-151.54%
CER adjustment	(106,582)	57,417	–	-285.63%	–
CER adjustment—Trading account	–	–	–	–	–
CER adjustment—Investment account	1,376	5,160	–	73.34%	–
CER adjustment—Other fixed securities	(107,958)	52,256	–	306.59%	–

Figures of previous quarters were restated in constant pesos as of December 31, 2002, using a WPI of 0.985445 and 2.182099 for September 2002 and December 2001 figures, respectively.

The negative effect derived from the reversal of interests and CER adjustment on government bonds is compensated by the positive effect derived from the reversal of interests and CER adjustment on those rescheduled deposits exchanged for government bonds in July 2002

Net income from securities and short-term investment posted a $27.1 million loss during the present quarter. The significant drop as compared to the September 2002 and December 2001 quarter is mainly explained by the reversal of interest accrued on certain government bonds related to the first exchange swap of rescheduled deposits and to provisions related to certain trustees. Likewise, CER adjustment of such portfolio was also reversed—see CER in Financial Income, Income Statement, page 16.

Funding Sources:

	Quarter ended			% Change Qtr ended 12/31/02 vs. Qtr ended
in $ thousands except percentages	12/31/02	09/30/02	12/31/01	09/30/02	12/31/01
Total deposits	7,058,475	6,723,116	13,425,763	4.99%	-47.43%
Current accounts	1,398,610	1,333,623	2,999,710	4.87%	-53.38%
Saving accounts	542,989	479,188	4,613,060	13.31%	-88.23%
Time deposits	2,964,681	2,397,485	5,227,122	23.66%	-43.28%
Rescheduled deposits	1,964,074	2,337,117	–	-15.96%	–
Other	188,121	175,702	585,872	7.07%	-67.89%

Figures of previous quarters were restated in constant pesos as of December 31, 2002, using a WPI of 0.985445 and 2.182099 for September 2002 and December 2001 figures, respectively.

Total deposits increased 5% and decreased 47.4%—in constant currency—as compared to September 2002 and December 2001 quarters, respectively. The decrease in rescheduled deposits, as compared to the previous quarter, is mainly related to the payment of legal injunctions and to the reimbursement of those rescheduled deposits lower than $10,000, following the latest regulations from the Government.

The following chart shows the evolution of deposits in nominal terms in Argentina, with a 20% increase in demand accounts and time deposits (on excluding rescheduled deposits), led by a 45.5% increase in time deposits. It is important to mention that Total deposits at Banco Francés, on excluding rescheduled deposits, showed a constant and sustained increase during the present quarter. Deposits increased $474 million in October, $111 million in November and $199 million in December.

Banco Francés ends fiscal year 2002 as one of the first private sector banks, measured by deposits. The Bank outperformed the market with a 10.4% and a 10.7% market share in total deposits and new time deposits, respectively, as of December 31, 2002.

	Quarter ended			% Change Qtr ended 12/31/02 vs. Qtr ended
in $ thousands except percentages	12/31/02	09/30/02	12/31/01	09/30/02	12/31/01
Total deposits	6,397,866	6,075,000	5,851,079	5.31%	9.35%
Current accounts	920,869	813,000	1,151,267	13.27%	-20.01%
Saving accounts	908,742	937,000	2,535,496	-3.02%	-64.16%
Time deposits	2,642,204	1,816,000	2,164,082	45.50%	22.09%
Rescheduled deposits—Cedros	1,299,000	1,609,000	–	-19.27%	–
CER over Cedros	190,051	312,000	234	-39.09%	–
Other	437,000	588,000	–	-25.68%	–

As previously mentioned, on December 2, 2002 the Ministry of Economy removed all restrictions on cash withdrawals on demand accounts and there was neither a massive withdrawal nor a conversion into dollars; such positive trend continued during the last part of the year

Other Funding Sources:

	Quarter ended			% Change Qtr ended 12/31/02 vs. Qtr ended
in $ thousands	31/12/02	30/09/02	31/12/01	30/09/02	31/12/01
Lines from other banks	1,735,802	2,231,194	861,726	-22.20%	101.43%
Loans from the Central Bank	1,800,183	1,738,277	–	3.56%
Negotiable Obligations	479,228	550,869	545,525	-13.01%	-12.15%
Subordinated Debt	145,001	635,825	502,415	-77.19%	-71.14%

Total other funding sources	4,160,214	5,156,165	1,909,666	-19.32%	117.85%

Figures of previous quarters were restated in constant pesos as of December 31, 2002, using a WPI of 0.985445 and 2.182099 for September 2002 and December 2001 figures, respectively.

Changes shown in the chart above are affected by the difference in the exchange rate of dollar denominated liabilities. It is important to mention that the increase shown in Loans from the Central Bank is related the financial support received from the Central Bank, given the recent liquidity crisis.

Foreign currency funding sources, expressed in dollars, are shown in the chart bellow. The 26% decrease in Other funding sources is explained by a US$130 million decrease in subordinated debt and an US$80 million decrease in Lines from other banks, following last December’s capitalization process. Negotiable obligations registers the only senior debt of Banco Francés in the international market. On October 31, 2002 a US$150 million FRN issued by Banco Francés in October 2000 and subscribed by a syndicate of 11 international banks, matured. The Bank paid 5% and refinanced for a one-year term, 95% of its capital with the issuance of a new FRN for a total amount of US$142.5 million.

Other dollar funding sources	Quarter ended			% Change Qtr ended 12/31/02 vs. Qtr ended
in $ thousands	12/31/02	09/30/02	12/31/01	09/30/02	12/31/01
Lines from other banks	515,894	604,578	423,169	-14.67%	21.91%
Negotiable Obligations	142,500	150,000	299,711	-5.00%	-52.45%
Subordinated Debt	20,000	157,033	178,173	-87.26%	-88.77%
Total other funding sources	678,394	911,611	901,053	-25.58%	-24.71%

Asset Quality:

Asset quality continued its negative trend during the last quarter. However, the recurrent appreciation of the peso and the strong provisioning policy implemented by the Bank since December last year resulted in an excess coverage, part of which the Bank decided to reverse in the present quarter. The Non-performing ratio provided in this press release is information included in the Bank’s MIS for internal purposes; there are still pending regulations from the Central Bank in order to calculate the definite Non Performing ratio. The ratio increased from 4.40% and 7.95% as of December 2001 and September 2002 to 12.26% as of the present quarter. The coverage ratio—Allowance for loan losses / Total non-performing loans—moved to 80.90% as of December, 2002 from 182.66% by the end of previous fiscal year.

	Quarter ended			% Change Qtr ended 12/31/02 vs. Qtr ended
in $ thousands except percentages	12/31/02	09/30/02	12/31/01	09/30/02	12/31/01
Nonaccrual loans (1)	1,149,030	792,918	682,109	44.91%	68.45%
Allowance for loan losses	929,605	1,220,643	1,245,955	-23.84%	-25.39%
Nonaccrual loans/net total loans	12.26%	7.95%	4.40%	54.13%	178.83%
Allowance for loan losses/nonaccrual loans	80.90%	153.94%	182.66%	-47.45%	-55.71%
Allowance for loan losses/net total loans	9.92%	12.25%	8.03%	-19.00%	23.50%

(1)	Nonaccrual loans include all loans to borrowers classified as “Problem”, “deficient Servicing”, “High Insolvency Risk”, “difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical decision” according to the new Central Bank debtor classification system.

Figures of previous quarters were restated in constant pesos as of December 31, 2002, using a WPI of 0.985445 and 2.182099 for September 2002 and December 2001 figures, respectively.

Allowance for loan losses include $23.1 million provisions related to the exchange rate difference of certain foreign trade loans still not converted into pesos

It is important to highlight that due to the severe present crisis, certain risk assets such as corporate senior debt purchased and guarantees granted by the Bank fall into the non-performing category. Accordingly, on considering Total Financing, the non-performing ratio reaches 16.11% as of December 31, 2002, with a coverage ratio of 75.63%—on excluding $23.1 million of provisions related to the exchange rate difference of certain foreign trade loans still not converted into pesos.

The following chart shows the evolution of Allowance for loan losses, which do not include allowances related to Other banking receivables:

	Quarter ended			% Change Qtr ended 12/31/02 vs. Qtr ended
in $ thousands except percentages	12/31/02	09/30/02	12/31/01	09/30/02	12/31/01
Balance at the beginning of the quarter	1,275,690	1,293,279	461,400	-1.36%	176.48%
Inflation adjustment related to provisions	18,306	(151,325)	–
Increase in constant currency	(45,279)	199,393	849,245	-122.71%	-105.33%
Exchange difference—Foreign trade loans	(34,857)	(37,425)	–	-6.86%	–
Provision increase/decrease—Exchange rate difference	(37,751)	1,009	–	-3841.07%	–
Decrease in constant currency	(147,966)	(29,240)	(64,691)
Balance at the end of the quarter	1,028,143	1,275,690	1,245,955	-19.40%	-17.48%

Figures of previous quarters were restated in constant pesos as of December 31, 2002, using a WP1 of 0.985445 and 2.182099 for September 2002 and December 2001 figures, respectively.

The increase in constant currency is mainly related to loan loss provision registered during the quarter. As previously mentioned, during the December quarter, the Bank reversed some $45.3 million provisions. As for the inflation adjustment, it should be noted that during the present quarter such index was negative. Changes in provision for the exchange rate difference of foreign trade loans reflect the reversion of provisions accounted for, in the past, due to the conversion into pesos of certain foreign trade portfolio. During the present quarter some $37.8 million of such provision have been reversed. The decrease in constant currency is mainly explained by the applications in Banco Francés and its subsidiaries, partly related to charge offs.

Income from services net of other operating expenses

	Quarter ended			% Change Qtr ended 12/31/02 vs. Qtr ended
in $ thousands except percentages	12/31/02	09/30/02	12/31/01	09/30/02	12/31/01
Net income from services	57,834	53,542	147,632	8.02%	-60.83%

Service charge income	67,209	63,354	174,295	6.08%	-61.44%
Service charges on deposits accounts	24,628	25,483	66,609	-3.36%	-63.03%
Credit and operations	12,385	11,780	32,002	5.14%	-61.30%
Insurance	1,984	2,151	4,586	-7.77%	-56.74%
Capital markets and securities activities	4,736	2,242	31,553	111.23%	-84.99%
Fees related to Foreign trade	5,011	4,691	3,661	6.82%	36.89%
Other fees	18,465	17,007	35,885	8.58%	-48.54%

Services Charge expense	(9,376)	(9,813)	(26,664)	-4.45%	-64.84%

Figures of previous quarters were restated in constant pesos as of December 31, 2002, using a WPI of 0.985445 and 2.182099 for September 2002 and December 2001 figures, respectively.

Net income from Services increased 8% and decreased 60.8%, in constant pesos as of December 2002, as compared to September 2002 and December 2001 quarters, respectively. Higher fees with respect to the previous quarter are mainly related to: a) an increased use of Visa credit card and Banelco Electrón debit card, b) higher Capital Market fees related to trustee services charged for the January to October period, and c) higher Other Fees mainly due to the purchase/sale of CEDROS on customers’ accounts and Datanet fees for the January to August period—internet services for companies. The decrease with respect to the same quarter of the previous fiscal year stems mainly from lower fees for service charges on deposit accounts and for the use of overdrafts and lower fees related to credit cards and to Capital Market activities—$ 18.5 million ($8.5 in nominal values) in the December 2001 quarter related to the Government Debt Swap.

Government measures implemented by the end of 2001 and the beginning of the present fiscal year prompted a massive demand of banking services. Improvements in information technology, continuous investment in technology and the restructuring of the sales force and distribution network based on business segments and specialization enabled the Bank to focus its efforts on providing such services. During the present fiscal year the Bank attracted new clients and captured the client portfolio of other banks in the process of branch closure. This improved positioning will benefit the Bank in the future transactional business.

It is important to note that fees related to foreign currency sales and purchases are not accounted for in Net income from services but in Net financial income. As of December 2002 such fees amounted to approx. $15 million, compared to $11 million as of September 2002.

Administrative expenses

Administrative expenses increased 70.9% and decreased 17.7%, in constant pesos as of December 2002, with respect to the September 2002 and the December 2001 quarter, mainly due to adjustments made on past expenses. The increase vs. the September quarter is mainly explained by higher Organization and development expenses related to the accumulated inflation adjustment on certain amortization expenses for the January-December period, to amortization of IT costs and to severance payments. The decrease in administrative expenses as compared to the same quarter of previous fiscal year is mainly explained by a reduction in personnel expenses, electricity and communication charges and advertising and promotion, partly offset by higher Organization and development expenses. During the present fiscal year the Bank has been strongly committed towards cost control. In that sense the Bank has implemented a restructuring plan, in light of the new business approach, including personnel reduction of approximately 880 people and the merger of 70 branches.

As of December 31, 2002, the Bank had 4,169 employees—including consolidated companies in Argentina—and a network of 241 consumer branches, 28 branches specialized in middle market segment and 2 personal banking branches, plus 39 Credilogros offices.

	Quarter ended			% Change Qtr ended 12/31/02 vs. Qtr ended
in $ thousands except percentages	12/31/02	09/30/02	12/31/01	09/30/02	12/31/01
Administrative expenses	(223,689)	(130,857)	(271,907)	70.94%	-17.73%

Personnel expenses	(60,161)	(61,969)	(151,108)	-2.92%	-60.19%
Electricity and Communications	(5,185)	(6,645)	(10,625)	-21.97%	-51.20%
Advertising and Promotion	(4,904)	(5,202)	(12,167)	-5.74%	-59.70%
Honoraries	(9,807)	(6,861)	(5,244)	42.94%	87.03%
Taxes	(5,751)	(4,705)	(9,117)	22.24%	-36.92%
Organization and development expenses	(86,018)	(13,847)	(20,704)	521.22%	315.47%
Amortizations	(23,637)	(6,558)	(12,959)	260.44%	82.39%
Other	(28,228)	(25,071)	(49,983)	12.59%	-43.53%

Figures of previous quarters were restated in constant pesos as of December 31, 2002, using a WPI of 0.985445 and 2.182099 for September 2002 and December 2001 figures, respectively.

Other Income/expenses:

Other Income/expenses for the fourth quarter of fiscal year 2002 accounted for a $336 million loss. Such loss is mainly due to the refunding of deposits related to legal injunctions for approximately $162 million. The gap between the $1.4 at which foreign currency deposits were converted into pesos plus the CER adjustment and the free exchange rate at which injunctions had to be paid caused a loss which the Bank provisioned for up to $117.3 million during the present quarter, totaling approx. $391.5 million for this year. As previously mentioned, this loss has not yet been compensated by the National Government.

It is important to highlight that Other expenses include charges for uncollectibility of other receivables and other allowances, which in turn include provisions for granted non-used financing—most of it related to large corporations—registered in the memo accounts. Following the classification of large corporations into non-performing, the Bank had to provision for non-used financing accounted for in the memo accounts. During the fourth quarter the Bank provisioned $91 million.

These two charges were partially offset by the $300 million gain related to the deferred income tax accounting. Deferred tax assets or liabilities are recorded for temporary differences between the accounting and tax basis of assets and liabilities. During the last quarter the Bank accounted for a deferred fiscal credit of approx. $ 300 million—with the counterpart shown as a gain in Other Income/expenses. Such gain is related to the temporary difference between the accounting and tax basis of the excess in provisions for loan losses and other provisions, which would have a deferred impact on the income statement on tax basis.

Income from equity investments

Income from equity investments sets forth net income from related companies not required to be consolidated and, as previously explained, net income from the Bank’s interest in BBVA Banco (Uruguay). As previously mentioned the Consolidar Group is included in this account. As of December 31, 2002 the Consolidar Group registered a $9.8 million gain as compared to a $1.6 million gain registered in the previous quarter.

Capitalization:

Following the changes in regulations as of January 2002, the presentation of the information on minimum capital requirement, set by the Central Bank, was suspended. The Bank believes that such regulation will change due to the aforementioned changes, including inflation and CER adjustment, among others. Therefore, the charts on capital adequacy are not included in the present press release.

On December 26 ended the subscription period of ten days for the rights offering of up to 209,631,892 of the Bank’s common book entry shares of $1 nominal value and one vote per share, entitled to dividends on the same conditions as the shares of the company outstanding.

This rights offering took place in Argentina. The price set for the new shares was $ 3.59 and 158,496,540 million shares were subscribed—considering both those subscribed exercising the preferential right and those subscribed by increasing shareholding; the remaining 51,135,352 non subscribed new shares were cancelled. Accordingly the capital stock of BBVA Banco Francés increased from 209,631,892 shares to 368,128,432 shares. Such capital increase was realized by the capitalization of certain eligible assets and cash. As a result of the capitalization Banco Bilbao Vizcaya Argentaria S.A.—main shareholder of BBVA Banco Francés—increased its equity interest in the Bank from 68.2% to 79.53%.

Below we set out in detail how the new shares subscribed have been paid in:

(i)	77,494,904 new shares with a loan granted by Banco Bilbao Vizcaya Argentaria, S.A. to BBVA Banco Francés S.A. for a nominal value (principal amount plus interest accrued as of Dec.16, 2002) of US$ 80,874,042.25 equivalent to $ 278,206,704.40 by conversion at the exchange rate of $ 3.44 per US$;

(ii)	72,374,150 new shares with Subordinated Corporate Bonds maturing on March 31, 2005 (issued by BBVA Banco Francés S.A. for a nominal value of U$S 130,000,000 equivalent to $ 259,823,200 by conversion at the price of US$ 58.10 for each US$ 100 nominal value and at the Exchange Rate of $3.44 for each US$;

(iii)	8,627,486 new shares for cash equivalent to $30,972,674.74;

The securities of Banco Francés delivered in the offering were not registered under the United States Securities Act of 1933 and therefore may not be offered or sold in the united states absent registration or an applicable exemption from registration requirements.

Recent developments

New regulations:

Through Resolution 668/2 the Ministry of Economy established the end of all restrictions on cash withdrawals on demand accounts, as of December 2002—Central Bank regulated the new measures through Communiqué “A” 3827.

Summary on FY 2002

Fiscal year 2002 political and macroeconomic conditions limited and conditioned the Bank’s activity.

The De la Rúa administration, which began in October 1999, failed to adequately address the growing public sector deficit, both at the federal as well as the provincial level. As tax revenues dropped as a result of the recession, the public sector relied increasingly on financing from local and to a lesser extent foreign banks, effectively crowding out private sector companies from bank financing. As the public sector’s creditworthiness deteriorated, interest rates increased to record highs, bringing the economy to a virtual standstill. The lack of confidence in the country’s economic future and its ability to sustain the peso’s parity with the dollar led to massive withdrawals of deposits. Despite assurances to the contrary, on December 1, 2001, the government effectively froze bank deposits, introduced exchange controls restricting capital outflows and required exporters to repatriate export proceeds. The measures were perceived as further paralyzing the economy for the benefit of the banking sector and caused social discontent to increase, ultimately triggering the looting of stores throughout Argentina on December 19, 2001 and the resignation of Minister of Economy, Domingo Cavallo on the following day. On December 21, 2001, after declaring a state of siege, President De la Rúa resigned in the midst of an escalating political, social and economic crisis.

Following the resignation of an interim President only one week after his appointment, on January 1, 2002, the Legislative Assembly elected Peronist senator Eduardo Duhalde as President to serve for the remaining term of former President De la Rúa until December 2003.

Since his appointment on January 2, 2002, President Duhalde and the current Argentine government have undertaken a number of far-reaching initiatives including:

•	ratifying the suspension of payment of almost all of Argentina’s sovereign debt;

•	ending the Convertibility Law, with the resulting devaluation of the peso;

•	converting private dollar-denominated debts with local banks into peso-denominated debts at a one-to-one exchange rate and indexing it to CPI inflation or salary increases;

•	converting public dollar-denominated debt with local banks into peso-denominated debt at an exchange rate of Ps.1.4 per U.S. dollar, indexed to CPI;

•	converting dollar-denominated bank deposits into peso-denominated bank deposits at an exchange rate of Ps.1.4 per U.S. dollar plus price (CPI indexation);

•	restructuring bank deposits and continuing restrictions imposed on bank withdrawals and transfers abroad;

•	enacting an amendment to the Central Bank’s charter to allow it to print currency in excess of the amount of the foreign reserves it holds, make short-term advances to the federal government and provide financial assistance to financial institutions with liquidity constraints or solvency problems;

•	requiring the obligatory sale, currently suspended, by all banks of all their foreign currency within Argentina to the Central Bank at an exchange rate of Ps.1.4 per U.S. dollar; and

•	providing the issuance of Compensatory Bonds to compensate financial institutions for the negative effects of the devaluation and for the mandatory conversion of deposits and debt obligations denominated in any foreign currency into Argentine pesos at different exchange rates—i) BODEN 2012, a dollar-denominated bond, 10 year term, at Libor rate, with final maturity in August 2012, and ii) BODEN 2007, a peso-denominated bond, 5 year term, adjusted by CER plus a 2% annual rate, with final maturity in February 2007.

The crisis and the government measures had a significant negative impact on the solvency and liquidity position of banks. The structural imbalance in the banks’ financial statements was compensated with the foresaid Government Bonds (Compensatory Bonds).

•	Asymmetric “pesification” of assets and liabilities in foreign currency—loans at Ps.1.0=US$1.0 and deposits at Ps.1.4= US$1.0

•	The remaining foreign currency position (dollar denominated debt and loans not converted into pesos)

However the pesification and devaluation brought about other mismatches and losses affecting the banking sector’s operating results, which have not yet been compensated:

•	Exchange rate differences in the refunding of deposits via lawsuits. Depositors that would not accept the pesification and rescheduling of deposits went to court to claim for their right to receive their money back in the original currency. Successful injunctions (medidas cautelares) required banks to release these deposits, in US dollars or its equivalent in pesos at the free exchange rate. This factor caused a non-compensated gap between the $1.4 plus CER at which foreign currency deposits were converted into pesos and the free exchange rate at which injunctions had to be paid.

•	Substitution of the CER (Stabilization Index) for the CVS (Salaries’ variation Index) adjustment in mortgage loans and certain personal and pledge loans.

Regarding liquidity, there were two main problems arising from this crisis:

•	Short-term liquidity—the “Corralito”: restrictions imposed on the free disposition of cash funds deposited with banks in sight accounts since December 2001. Fearing imposition of new restrictions, depositors withdrew cash up to maximum permitted further deteriorating liquidity in the Financial System

•	Medium-term liquidity—the “Corralón”: mandatory restructuring of peso and dollar time deposits and dollar deposits in sight accounts as of February 28, 2002, with the consequent liquidity gap between assets (private and public sector loans) and liabilities.

Liquidity remained under pressure from the end of previous fiscal year, although stabilizing by July 2002. Short-term liquidity was threatened by currency devaluation, which led depositors to seek to place their savings in a safer haven. During the first semester total deposits dropped aprox. $18 billion—within an environment of peaking interest rates, a marked depreciation of the peso and increasing inflation—while international reserves reached a low in early August (US$8.8 billion). However, since July, monetary stability and expectations that Argentina would reach an agreement with the International Monetary Fund brought about a return of confidence that prompted deposit holders to keep their funds in fixed term deposits. Fears of a massive run did not materialize after the lifting of the restrictions set by the so-called corralón for term deposits under $ 7000, last October, and later, in December, when the Ministry of Economy removed all restrictions on sight accounts (the corralito). On considering time deposits of less than 90 days term as the reflection of depositors’ behavior, the financial system showed a monthly steady increase since July, totaling $5.7 billion in the last semester.

As for medium-term liquidity, the Argentine government has launched two exchange plans offering depositors in the Argentine banking system the opportunity to exchange their rescheduled deposits for newly issued government bonds. The exchange plans are aimed at putting an end to the outflow of deposits and rebuilding a new financial system.

•	The first exchange plan ended on June 30, 2002 and involved the exchange by depositors of their rescheduled deposits for Government Bonds (BODEN 2012, 2007 or 2005)

•	The second exchange plan, which began on October 1 and ending in March 2003, includes three different options: a) to withdraw those rescheduled deposits of up to $7,000 as of May 31, 2002, b) to exchange rescheduled deposits/CEDROs for Government Bonds (BODEN US$ 2013), with a guarantee from financial institutions for up to the amount in pesos of the deposit adjusted by CER, or c) exchange CEDROs for Peso Notes issued by any bank in the Argentine system, with an option to exchange to the original currency of the deposit guaranteed by the National Government.

These two voluntary exchange regimes represent a potential improvement from the effects of the “Corralón”, reducing liquidity risk in the financial system stemming from the rescheduling of deposits. In the first plan, 22% of total rescheduled deposits of the financial system were exchanged for Government Bonds.

The other stage in the present crisis is asset quality, which strongly accelerated its negative trend during the second semester of 2002. The decrease in the operating results of financial institutions stemmed largely from higher provisioning.

Conference call

A conference call to discuss this fourth quarter earnings will be held on Monday, February 24, at 3:00 p.m. New York time—5:00 p.m. Buenos Aires time. If you are interested in participating please dial (719) 457 2692 at least 5 minutes prior to our conference. Confirmation code: 448699. If you are interested in receiving the tape on this conference call, please call to (719) 457 2865.

Internet:     This press release is also available in http://www.bancofrances.com.ar

Figures of previous quarters were restated in constant pesos as of December 31, 2002, using a WPI of 0.985445 and 1.111682 for September and June 2002 figures, respectively and a WPI of 2.182099 for December 2001 figures.

Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

ASSETS :	12/31/02	09/30/02	06/30/02	12/31/01
Cash and due from banks	992,085	878,931	282,725	1,750,050
Government Securities	2,006,822	2,234,983	1,503,746	1,317,656
- Investment account	1,846,406	1,651,593	876,981	9,222
- Trading account	2,479	4,507	22,524	614,182
- Reverse repurchase agreements
w/Central Bank	–	–	–	–
- Unlisted	146,944	569,582	585,145	676,202
- Private Securities	10,993	9,301	19,095	18,050
Loans	8,441,719	8,747,028	9,511,044	14,265,627
- Advances and Promissory notes	366,322	459,695	695,435	1,470,054
- Notes discounted and purchased	10,509	20,451	63,410	757,935
- Secured with mortgages	503,711	538,384	658,410	1,622,700
- Secured with chattel mortgages	10,221	17,874	25,734	64,466
- Personal loans	190,034	229,666	304,642	833,197
- Credit cards	141,213	136,771	170,146	531,699
- Loans to financial sector	162,727	106,956	42,784	795,694
- Loans to public sector	4,938,966	5,289,561	5,741,079	7,467,996
- Other	1,345,562	1,462,771	1,623,387	1,752,581
Less: Unaccrued interest	(149)	(426)	(5,244)	(45,543)
Plus: Accrued interest and exchange differences receivable	1,702,208	1,705,967	1,464,931	260,802
Less: Allowance for loan losses	(929,605)	(1,220,643)	(1,273,672)	(1,245,955)
Other banking receivables	1,696,968	2,177,243	3,628,418	1,106,204
- Compensatory Bond	328,331	733,738	2,639,911	–
- Other banking receivables	1,467,175	1,498,552	1,055,477	1,115,306
- Less: provisions	(98,538)	(55,047)	(66,970)	(9,102)
Investments in other companies	232,983	225,424	223,964	414,684
Intangible assets	135,195	222,811	236,515	277,251
Other assets	1,581,481	1,089,589	1,031,737	1,053,910

Total assets	15,087,253	15,576,009	16,418,148	20,185,382

LIABILITIES:	12/31/02	09/30/02	06/30/02	12/31/01
Deposits	7,058,475	6,723,116	7,953,660	13,425,763
- Demand deposits	1,398,610	1,333,623	1,528,719	2,999,710
- Saving accounts	542,989	479,188	709,291	4,613,060
- Time deposits	2,964,681	2,397,485	1,779,535	5,227,122
- Rescheduled deposits	1,964,074	2,337,117	3,832,596	–
- Other deposits	188,121	175,702	103,519	585,872
Other banking Liabilities	5,133,835	6,380,251	5,368,177	3,735,804
Subordinated debt	85,001	576,698	668,783	371,489
Other liabilities	775,038	301,141	214,640	536,118
Minority interest	23,677	29,850	34,761	61,188

Total liabilities	13,076,026	14,011,056	14,240,022	18,130,362

Total stockholders’ equity	2,011,227	1,564,953	2,178,126	2,055,020

Total liabilities and stockholders’ equity	15,087,253	15,576,009	16,418,148	20,185,382

Figures of previous quarters were restated in constant pesos as of December 31, 2002, using a WPI of 0.985445 and 1.111682 for September and June 2002 figures, respectively and a WPI of 2.182099 for December 2001 figures.

Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT	12/31/02	09/30/02	06/30/02	12/31/01
Financial income	826,089	719,114	1,667,698	643,937
- Interest on Cash and Due from Banks	2,354	1,604	821	8,401
- Interest on Loans Granted to the Financial Sector	794	118	1,668	4,443
- Interest on Overdraft	21,201	46,186	63,728	51,089
- Interest on Collateralized Loans	14,261	15,933	22,072	58,349
- Interest on Credit Card Loans	11,514	13,155	15,434	21,251
- Interest on Other Loans	47,258	108,770	84,772	291,343
- Income from securities and short term investments	(27,142)	35,171	57,273	105,692
- Interest on Government guaranteed loans Decreet 1387/01	31,055	165,751	188,718	58,899
- From Other Banking receivables	2,261	7,195	6,178	2,346
- CER	139,830	579,506	1,415,628	–
- Other	582,702	(254,275)	(188,596)	42,123
Financial expenses	(640,226)	(845,441)	(1,463,260)	(372,297)
- Interest on Current Account Deposits	(10,718)	(88,047)	(131,352)	(20,034)
- Interest on Saving Account Deposits	(365)	(964)	(2,594)	(6,088)
- Interest on Time Deposits	(165,276)	(205,033)	(149,439)	(264,418)
- Interest on Other Banking Liabilities	(34,879)	(32,064)	(36,038)	(43,801)
- Contributions to the deposit guarantee fund	–	–	–	(8,296)
- Mandatory contributions and taxes on interest income	(4,909)	(6,981)	(13,414)	(9,597)
- CER	136,228	(204,463)	(746,612)	–
- Other	(560,308)	(307,890)	(383,812)	(20,062)
Net financial income	185,863	(126,327)	204,439	271,641
Provision for loan losses	45,279	(199,393)	(246,971)	(849,245)
Income from services, net of other operating expenses	57,834	53,542	79,189	147,632
Inflation adjustment	(17,747)	42,049	58,680	–
Administrative expenses	(223,689)	(130,857)	(146,259)	(271,907)
- Personnel expenses	(60,161)	(61,969)	(72,593)	(151,108)
- Directors and Syndics’ Fees	(160)	(271)	(188)	(600)
- Other Fees	(9,647)	(6,590)	(3,569)	(4,644)
- Advertising and Publicity	(4,904)	(5,202)	(4,174)	(12,167)
- Taxes other than income tax	(5,751)	(4,705)	(3,996)	(9,117)
- Other Operating Expenses	(134,199)	(44,274)	(51,948)	(74,617)
- Other	(8,867)	(7,846)	(9,790)	(19,654)
Inflation adjustment	1,003	(7,770)	(30,725)	–
Income (loss) from equity investments	14,131	2,912	13,929	61,090
Net Other income	(335,960)	(240,438)	(281,496)	277,655
Inflation adjustment	1,786	(11,401)	17,753	–
Income (loss) from minority interest	6,308	4,734	10,513	1,359

Income before tax	(265,191)	(612,949)	(320,950)	(361,775)

Income tax	315	(217)	(1,320)	89,617

Net income	(264,876)	(613,166)	(322,270)	(272,158)

Figures of previous quarters were restated in constant pesos as of December 31, 2002, using a WPI of 0.985445 and 1.111682 for September and June 2002 figures, respectively and a WPI of 2.182099 for December 2001 figures.

Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

ASSETS	12/31/02	09/30/02	06/30/02	12/31/01
Cash and due from banks	1,042,362	895,224	309,988	1,806,505
Government Securities	2,223,388	2,478,519	1,728,690	1,468,620
Loans	9,213,724	9,462,538	10,098,664	15,261,716
Other banking receivables	1,699,174	2,178,313	3,644,684	1,113,425
Investments in other companies	40,498	41,079	40,421	173,861
Other assets	1,924,529	1,502,496	1,460,452	1,621,998

TOTAL ASSETS	16,143,675	16,558,169	17,282,899	21,446,125

LIABILITIES	12/31/02	09/30/02	06/30/02	12/31/01
Deposits	6,868,843	6,558,325	7,795,031	13,238,216
Other banking liabilities	5,135,591	6,380,994	5,383,705	3,741,826
Other liabilities	1,964,712	1,892,167	1,760,462	2,181,204
Minority interest	163,302	161,731	165,575	229,858

TOTAL LIABILITIES	14,132,448	14,993,217	15,104,772	19,391,105

TOTAL STOCKHOLDERS’ EQUITY	2,011,227	1,564,953	2,178,126	2,055,020

STOCKHOLDERS’ EQUITY + LIABILITIES	16,143,675	16,558,169	17,282,899	21,446,125

NET INCOME	12/31/02	09/30/02	06/30/02	12/31/01
Net Financial Income	225,092	(148,823)	782,332	301,328
Provision for loan losses	45,279	(199,393)	(246,971)	(849,245)
Net Income from Services	95,583	94,981	122,795	243,025
Inflation adjustment	(105,722)	697,924	(283,160)	–
Administrative expenses	(258,014)	(161,984)	(179,718)	(340,619)
Inflation adjustment	81,415	(84,435)	(2,814)	–
Net Other Income	(377,246)	159,751	(825,517)	302,435
Inflation adjustment	14,988	(970,250)	255,188	–
Income (loss) from minority interest	14,223	1,613	51,784	(30,892)

Income before tax	(264,402)	(610,615)	(326,081)	(373,968)

Income tax	(474)	(2,551)	3,811	101,810

Net income	(264,876)	(613,166)	(322,270)	(272,158)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.
Date: February 21, 2003	By:	/S/ MARÍA ELENA SIBURU DE LÓPEZ OLIVA
		Name:	María Elena Siburu de López Oliva
		Title:	Investor Relations Manager